UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 333-7484

                                 INNOVA, S. de R.L. de C.V.
(Translation of registrant's name into English)

             Insurgentes Sur 694 Piso 8, Col. Del Valle  03100 Mexico, D.F. Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No   X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82         .)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. de R.L. de C.V. (Registrant)
Dated: March 24, 2004	By /s/ Carlos Ferreiro Rivas Name: Carlos Ferreiro Rivas Title: Chief Financial Officer

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Innova, S. de R.L. de C.V. Announces Consummation of its Exchange of Registered 9.375% Senior Notes due 2013 for Unregistered 9.375% Senior Notes due 2013

March 24, 2004 - Innova, S. de R.L. de C.V. announces that on March 17, 2004, it consummated its previously announced offer to exchange its registered 9.375% Senior Notes due 2013 (the "New Notes") for its outstanding unregistered 9.375% Senior Notes due 2013 (the "Old Notes"). Pursuant to the exchange offer, $299,700,000 of the Old Notes were exchanged for New Notes, and an aggregate principal amount of U.S. $299,700,000 of the New Notes were issued yesterday, March 23, 2004.

This release does not constitute an exchange offer for the New Notes. The offers were made solely by the Prospectus dated February 13, 2004.

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Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian Corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

News Corporation, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

Liberty Media International, owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Carlos Ferreiro
Chief Financial Officer
Innova, S. de R.L. de C.V.
lnsurgentes Sur 694
Piso 8
Col. del Valle
Mexico City, Mexico 03100
(5255) 5448-4131
cferreiro@sky.com.mx